UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Tranlsation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, Mexico, D.F. 11954
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐   No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

English translation of a Relevant Event filed with the Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) on April 16, 2012.

Issue: Grupo Radio Centro reports execution of First Amendment to the Put and Call Agreement with certain subsidiaries of Emmis.

Relevant Event:
Grupo Radio Centro, S.A.B. de C.V. (RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today that its wholly-owned subsidiary, Grupo Radio Centro LA, LLC (“GRC-LA”) and certain of its “Qualified Designees” (as defined in the Put and Call Agreement dated April 3, 2009 (the “Put and Call Agreement”) entered into a First Amendment to the Put and Call Agreement (the “Amendment”) with certain subsidiaries of Emmis Communications Corporation (“Emmis”).

On April 3, 2009, GRC-LA and Emmis had entered into a seven-year Local Programming and Marketing Agreement (“LMA”) under which GRC-LA has provided programming for radio station KXOS-FM (f/k/a KMVN-FM), Los Angeles, CA (the “Station”).  At the same time, GRC-LA and Emmis entered into the Put and Call Agreement under which GRC-LA has the right to purchase the Station for U.S.$110 million at any time during the term of the LMA and Emmis has the right to require GRC-LA to purchase the Station for the same amount during the final year in which the LMA is in effect.

The First Amendment gives the Qualified Designees the right to purchase the Station for U.S.$85.5 million dollars provided that the purchase closes on or before March 27, 2013.

The LMA will remain in effect until the closing of the purchase.  In connection with the Amendment, the Qualified Designees have exercised the call option, the consummation of which is subject to customary closing conditions, including a financing condition and FCC approval (for which transfer applications have been filed).   If the closing does not occur on or before March 27, 2013, the LMA will continue to remain in effect, the call option exercised by the Qualified Designees will terminate and the amendments to the Put and Call Agreement set forth in the Amendment will be null and void (i.e., the purchase price for the Station will revert to U.S. $110 million).

Company Description
Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to 127 Grupo Radio Centro-affiliated radio stations throughout Mexico.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.

(Registrant)

By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer

Date: April 16, 2012